Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

  NEWS RELEASE

Kinross announces additional investment in Wolfden Resources Corporation

Toronto, Ontario – January 27, 2021 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) announced today that it has acquired 3,125,000 common shares of Wolfden Resources Corporation (TSX-V:WLF) (“Wolfden”) in a non-brokered private placement at a price of CA$0.32 per common share for total consideration of CA$1,000,000.

Prior to completion of the transaction, Kinross held 12,500,000 common shares, representing approximately 9.6% of the outstanding common shares. As a result of the acquisition of 3,125,000 common shares (approximately 2.3% of Wolfden’s issued and outstanding common shares), Kinross now owns 15,625,000 common shares, representing approximately 11.4% of Wolfden’s issued and outstanding common shares, on a non-diluted basis.

Kinross acquired the common shares pursuant to the transaction for investment purposes. Kinross may, from time to time, acquire additional common shares or other securities of Wolfden or dispose of some or all of the common shares or other securities of Wolfden that it owns at such time.

Kinross will file an early warning report under Wolfden’s profile on SEDAR at www.sedar.com in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact Luke Crosby, Vice-President, Assistant General Counsel and Corporate Secretary at 647-788-4478. Kinross is organized under the laws of the Province of Ontario and its head office is located at 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5. Wolfden’s head office is located at Unit 5, 1100 Russell Street, Thunder Bay, Ontario P7B 5N2.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact in this news release constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “may”, “will” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to Kinross’ acquisition or disposition of securities of Wolfden in the future. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

p. 1 Kinross announces investment in Wolfden Resources Corporation	www.kinross.com